UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No._)†*

Under the Securities Exchange Act of 1934

CCA INDUSTRIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

124867102
(CUSIP Number)

Sardar Biglari
17802 IH 10 West, Suite 400
San Antonio, Texas  78257
(210) 344-3400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

† This Schedule 13D constitutes Amendment No. 6 to the Schedule 13D on behalf of Biglari Holdings Inc. and Amendment No. 8 to the Schedule 13D on behalf of The Lion Fund, L.P., Biglari Capital Corp. and Sardar Biglari.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 124867102
1	NAME OF REPORTING PERSON Biglari Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 776,259
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 776,259
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 776,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 124867102
1	NAME OF REPORTING PERSON The Lion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 124867102
1	NAME OF REPORTING PERSON Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 124867102
1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 776,259
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 776,259
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 776,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, (a) this Schedule 13D/A (this “Amendment No. 8”) amends the Schedule 13D initially filed on February 4, 2011, as amended by Amendment Nos. 1-7 (the “Lion Fund Filers Original Schedule 13D”) on behalf of each of The Lion Fund, L.P., a Delaware limited partnership (“The Lion Fund”), Biglari Capital Corp., a Texas limited liability company (“BCC”) and Sardar Biglari in respect of the common stock, par value $0.01 per share (the “Shares”), of CCA Industries, Inc., a Delaware corporation (the “Issuer”) and (b) this Schedule 13D/A (this “Amendment No. 6”) amends the Schedule 13D initially filed on February 4, 2011, as amended by Amendment Nos. 1-5 (the “BH Filers Original Schedule 13D”) on behalf of Biglari Holdings Inc., an Indiana corporation (“BH”) in respect of the Shares of the Issuer.  Each of the Lion Fund Filers Original Schedule 13D and the BH Filers Original Schedule 13D is hereby restated in its entirety pursuant to this filing.

On June 14, 2016, The Lion Fund distributed 776,259 Shares to BH, as described in Item 3.

Item 1.	Security and Issuer.

This statement relates to the Shares of CCA Industries, Inc. The address of the principal executive offices of the Issuer is 65 Challenger Road, Suite 340, Ridgefield Park, New Jersey 07660.

Item 2.	Identity and Background.

(a)           This statement is filed by BH, Sardar Biglari, The Lion Fund and BCC.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of BH and Sardar Biglari is referred to as a “BH Filer” and collectively as the “BH Filers.”

BCC is the general partner of The Lion Fund. Sardar Biglari is the Chairman and Chief Executive Officer of BCC and has investment discretion over the securities owned by The Lion Fund. By virtue of these relationships, BCC and Sardar Biglari may be deemed to beneficially own the Shares directly owned by The Lion Fund.

Sardar Biglari is the Chairman and Chief Executive Officer of BH and has investment discretion over the securities owned by BH. By virtue of this relationship, Sardar Biglari may be deemed to beneficially own the Shares owned directly by BH.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of BH and BCC.

(b)           The principal business address of each of the Reporting Persons is 17802 IH 10 West, Suite 400, San Antonio, Texas 78257.

(c)           The principal business of BH is a holding company owning subsidiaries engaged in a number of diverse business activities.  The principal occupation of Sardar Biglari is serving as Chairman and Chief Executive Officer of BH and BCC.  The principal business of The Lion Fund is purchasing, holding and selling securities for investment purposes. The principal business of BCC is serving as the general partner of The Lion Fund.

(d)           No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Sardar Biglari is a citizen of the United States of America.  The jurisdiction in which each other Reporting Person is organized is set forth in the Explanatory Note above. The citizenships of the persons listed on Schedule A annexed hereto are set forth thereon.

Item 3.	Source and Amount of Funds or Other Consideration.

When The Lion Fund acquired the Shares, the aggregate purchase price of the 776,259 Shares was approximately $4,283,243.  Such Shares were acquired with working capital of The Lion Fund and funds of an affiliated entity that initially purchased the Shares prior to their contribution to The Lion Fund.  On June 14, 2016, The Lion Fund distributed the Shares to BH and BH became a successor to certain rights and obligations similar to those of The Lion Fund in exchange for the redemption of limited partnership interests (the “Distribution”).

Except as set forth herein, none of the persons listed on Schedule A annexed hereto currently beneficially own any Shares.

Item 4.	Purpose of Transaction.

Subject to the Agreement (as defined below), from time to time, the Reporting Persons may acquire additional shares of the Issuer’s capital stock or dispose of shares, in the open market or otherwise, or may formulate other purposes, plans or proposals regarding the Issuer or its shares.

On June 14, 2016, Lance T. Funston, The Lion Fund and BH entered into an agreement (the “Agreement”). The Shares are held subject to the Agreement, the terms of which grant BH the right to sell all or a portion of the Shares to Lance T. Funston or his affiliate at a purchase price of $6.00 per share for a period of 30 days after the Restricted Period End Date.  Pursuant to the Agreement, BH has agreed to certain transfer restrictions on the Shares until the earlier of (a) January 1, 2019 and (b) the occurrence of specified extraordinary transactions, including (i) the execution of a definitive agreement for, or the public announcement of, a sale of the Issuer in which stockholders will receive less than $6.00 per share, or (ii) the bankruptcy of the Issuer (such earlier date, the “Restricted Period End Date”).  Pursuant to the Agreement, BH has further agreed that, until the Restricted Period End Date, it would vote the Shares in accordance with the recommendation of the Board of Directors of the Issuer (the “Board”) on any proposal presented to stockholders.  The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above. Except in Mr. Biglari’s capacity as a director of the Issuer, no Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 6,038,982 Shares outstanding, which is the total number of Shares outstanding as of May 12, 2016, as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on May 18, 2016.

As of the close of business on June 16, 2016 (the “Filing Date”), BH owned directly 776,259 Shares, constituting approximately 12.9% of the Shares outstanding.  By virtue of the relationship with BH discussed in further detail in Item 2, Sardar Biglari may be deemed to have the power to vote and dispose of the Shares owned directly by BH and, on that basis, to beneficially own the Shares owned by BH.

Neither Sardar Biglari nor any person set forth on Schedule A annexed hereto directly owns any Shares as of the date hereof.

(b)           BH has the power to vote and dispose of 776,259 Shares.  By virtue of the relationship with BH discussed in further detail in Item 2, Sardar Biglari may also be deemed to have the power to vote and dispose of the Shares owned directly by BH.

(c)           In the period commencing sixty (60) days prior to June 14, 2016, the date of the event which required this filing, and ending on the Filing Date, the Distribution was the sole transaction in the Shares by the Reporting Persons or any other person for whom disclosure is required by General Instruction C.

(d)           No person other than the BH Filers is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           As of June 14, 2016, The Lion Fund and BCC ceased to beneficially own any Shares and will each no longer be a reporting person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 14, 2016, Lance T. Funston, The Lion Fund and BH entered into the Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On June 16, 2016, BH, Sardar Biglari, The Lion Fund and BCC entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer (the “Joint Filing Agreement”).  The foregoing description of the Joint Filing Agreement is qualified in its entirety by reference to the Joint Filing Agreement, which is attached as Exhibit 99.2 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Agreement, dated June 14, 2016, by and between Lance T. Funston, The Lion Fund and BH.
99.2	Joint Filing Agreement, dated June 16, 2016, by and between BH, Sardar Biglari, The Lion Fund and BCC.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2016
BIGLARI HOLDINGS INC.

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

THE LION FUND, L.P.

	By:	Biglari Capital Corp. General Partner

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

BIGLARI CAPITAL CORP.

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

Schedule A

Directors and Executive Officers of Biglari Holdings Inc.

NAME AND POSITION WITH BH	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Sardar Biglari, Chairman of the Board and Chief Executive Officer	See Item 2	See Item 2	See Item 2
Philip L. Cooley, Vice Chairman of the Board	Retired Prassel Distinguished Professor of Business at Trinity University	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
Kenneth R. Cooper, Director	Attorney	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
Bruce Lewis, Controller	Controller of BH	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
Dr. Ruth J. Person, Director	Professor of Management, University of Michigan-Flint	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
James P. Mastrian, Director	Retired; former special advisor to the Chairman and Chief Executive Officer of Rite Aid Corporation	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA

Directors and Executive Officers of Biglari Capital Corp.

NAME AND POSITION WITH BCC	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Sardar Biglari, Chairman of the Board and Chief Executive Officer	See Item 2	See Item 2	See Item 2